02013198

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.	**0000809877**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 14, 2001, Series 2001-CB4	**333-63752**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 14, 2001

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By:________________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Revised Term Sheet **Date Prepared: December 7, 2001**

C-BASS Mortgage Loan Asset-Backed Notes, Series 2001-CB4

Approximate Total Offered Size: $278,027,000

Credit-Based Asset Servicing and Securitization LLC
Seller
Litton Loan Servicing LP
Servicer
Salomon Brothers Mortgage Securities VII, Inc.
Depositor

Group 1 REMIC Offered Notes (1):

Tranche	Amount	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call / Mat)
Class IA-IO	$89,039,838 (2)	Variable / Senior	[8.00]% (3)	AAA/Aaa/AAA	0.95 / 0.95 Yr
Class IA-1	$228,959,000	Floating / Senior	[ ]% (4) (5)	AAA/Aaa/AAA	2.51 / 2.74 Yr
Class IM-1	$10,176,000	Floating / Mezz	[ ]% (4) (5)	AA/Aa2/AA	4.69 / 5.08 Yr
Class IM-2	$6,360,000	Floating / Mezz	[ ]% (4) (5)	A/A2/A	4.67 / 4.93 Yr
Class IB-1	$5,088,000	Floating / Mezz	[ ]% (4) (5)	BBB/Baa2/BBB	4.56 / 4.61 Yr

Group 2 Offered Notes (1):

Tranche	Amount	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call / Mat)
Class IIA-1	$20,387,000	Floating / Senior	[ ]% (4) (6)	AAA/Aaa/AAA	1.68 / 1.80 Yr
Class IIM-1	$1,882,000	Floating / Mezz	[ ]% (4) (6)	AA/Aa2/AA	5.67 / 6.18 Yr
Class IIM-2	$3,136,000	Floating / Mezz	[ ]% (4) (6)	A/A2/A	5.11 / 5.61 Yr
Class IIB-1	$2,039,000	Floating / Mezz	[ ]% (4) (6)	BBB/Baa2/BBB	4.93 / 5.40 Yr

1 Note sizes are subject to change (+/- 5%)
2 Notional amount; the notional amount will be the lesser of $92,566,458 and the balance of the Loan Group 1 mortgage loans with a Net Mortgage Interest Rate greater than or equal to 8.00%
3 Class IA-IO is a 12-month interest only class and will receive interest at a fixed rate of [8.00]% for months 1 through 6, and [5.00]% for months 7 through 12
4 Class IA-1 and IIA-1 will bear interest at a variable rate, and its margin will increase by 2x following the Optional Termination Date, Class IM-1, Class IM-2, Class IB-1, IIM-1, IIM-2, and IIB-1 will bear interest at a variable rate and its margin will increase by 1.5x following the Optional Termination Date
5 Classes IA-1, IM-1, IM-2, and IB-1 will be subject to a maximum rate equal to the Pool Cap and from month 1 through month 12 will be entitled to the benefit of a 12-month amortizing cap contract as defined herein, and thereafter will be entitled to LIBOR Carryover Amounts as defined herein
6 Classes IIA-1, IIM-1, IIM-2, and IIB-1 will be subject to a maximum rate equal to the lower of (i) LIBOR plus the related margin, (ii) the Available Note Rate, and (iii) 15%

Transaction Overview:

Lead Manager: **Salomon Smith Barney**
Rating Agencies: S&P / Moody's / Fitch
Indenture Trustee: U.S. Bank National Association
Owner Trustee: Wilmington Trust

Co-Managers: Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Expected Pricing Date: December [7], 2001
Expected Settlement Date: December [14], 2001
First Distribution Date: December 26, 2001

For Further Information:

Mortgage Finance
Susan Mills (212) 723-6376
Rosa Hyun (212) 723-6932
Ara Balabanian (212) 723-6394

MBS Trading
Jim DeMare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6217

MBS Research
Ivan Gjaja (212) 816-8320

*All numbers are preliminary and subject to change.

SALOMON SMITH BARNEY
A member of citigroup

Structure Summary: C-BASS Mortgage Loan Asset-Backed Notes 2001-CB4

	Group 1 REMIC Offered Notes				
	Class IA-IO	**Class IA-1**	**Class IM-1**	**Class IM-2**	**Class IB-1**
Approx. Principal Amount	$89,039,838 (1)	$228,959,000	$10,176,000	$6,360,000	$5,088,000
Collateral	Fixed and Adjustable	Fixed and Adjustable	Fixed and Adjustable	Fixed and Adjustable	Fixed and Adjustable
Relative Size (to Group 1)	N/A	86.57%	3.85%	2.40%	1.92%
Expected Ratings (S&P/Moody's/Fitch)	AAA/Aaa/AAA	AAA/Aaa/AAA	AA/Aa2/AA	A/A2/A	BBB/Baa2/BBB
Credit Enhancement	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest
Pricing Prepayment Speed	27% CPR	27% CPR	27% CPR	27% CPR	27% CPR
Pricing to Call	N/A	Yes	Yes	Yes	Yes
Optional Clean Up Call	10% Call	10% Call	10% Call	10% Call	10% Call
Weighted Average Life (To Call / Maturity)	0.42 / 0.42 year Duration	2.51 / 2.74 years	4.69 / 5.08 years	4.67 / 4.93 years	4.56 / 4.61 years
Principal Pmt. Begins	N/A	Month 1	Month 38	Month 37	Month 37
Principal Pmt. Ends	N/A	Month 84	Month 84	Month 84	Month 84
Length of Payment Window	N/A	84 Months	47 Months	48 Months	48 Months
Expected Final Maturity	N/A	25-Nov-08	25-Nov-08	25-Nov-08	25-Nov-08
Payment Frequency	Monthly	Monthly	Monthly	Monthly	Monthly
Payment Date (2)	25th	25th	25th	25th	25th
Delay Days	24 days	0 days	0 days	0 days	0 days
First Coupon Payment Date (2)	26-Dec-01	26-Dec-01	26-Dec-01	26-Dec-01	26-Dec-01
Accrued Interest (3)	1-Nov-01	14-Dec-01	14-Dec-01	14-Dec-01	14-Dec-01
Fixed/Floating	Variable	Floating	Floating	Floating	Floating
Day Count	30/360	Actual/360	Actual/360	Actual/360	Actual/360
Benchmark Security	N/A	1-month LIBOR	1-month LIBOR	1-month LIBOR	1-month LIBOR
ERISA Eligible	Yes	Yes	Yes	Yes	Yes
SMMEA Eligible	No	No	No	No	No

* Dates to be confirmed and subject to change

(1) Notional amount; the notional amount will be the lesser of $89,039,838 and the balance of the Loan Group 1 mortgage loans with a Net Mortgage Interest Rate greater than or equal to 8.00%

(2) Or the next business day if such a day is not a business day.

(3) The accrual period thereafter will be the period from the preceding distribution date to the day prior to the then current distribution date.

SALOMON SMITH BARNEY
A member of citigroup

Structure Summary: C-BASS Mortgage Loan Asset-Backed Notes 2001-CB4

	Group 2 Offered Notes			
	Class IIA-1	**Class IIM-1**	**Class IIM-2**	**Class IIB-1**
Approx. Principal Amount	$20,387,000	$1,882,000	$3,136,000	$2,039,000
Collateral	Fixed	Fixed	Fixed	Fixed
Relative Size (to Group 2)	65.00%	6.00%	10.00%	6.50%
Expected Ratings (S&P/Moody's/Fitch)	AAA/Aaa/AAA	AA/Aa2/AA	A/A2/A	BBB/Baa2/BBB
Credit Enhancement	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest	Subordination Overcollateralization Excess Interest
Pricing Prepayment Speed	25% CPR	25% CPR	25% CPR	25% CPR
Pricing to Call	Yes	Yes	Yes	Yes
Optional Clean Up Call	10% Call	10% Call	10% Call	10% Call
Weighted Average Life (To Call / Maturity)	1.68 / 1.80 years	5.67 / 6.18 years	5.11 / 5.61 years	4.93 / 5.40 years
Principal Pmt. Begins	Month 1	Month 53	Month 43	Month 40
Principal Pmt. Ends	Month 87	Month 87	Month 87	Month 87
Length of Payment Window	87 Months	35 Months	45 Months	48 Months
Expected Final Maturity	25-Feb-09	25-Feb-09	25-Feb-09	25-Feb-09
Payment Frequency	Monthly	Monthly	Monthly	Monthly
Payment Date (1)	25th	25th	25th	25th
Delay Days	0 days	0 days	0 days	0 days
First Coupon Payment Date (1)	26-Dec-01	26-Dec-01	26-Dec-01	26-Dec-01
Accrued Interest (2)	14-Dec-01	14-Dec-01	14-Dec-01	14-Dec-01
Fixed/Floating	Floating	Floating	Floating	Floating
Day Count	Actual/360	Actual/360	Actual/360	Actual/360
Benchmark Security	1-month LIBOR	1-month LIBOR	1-month LIBOR	1-month LIBOR
ERISA Eligible	Yes	Yes	Yes	Yes
SMMEA Eligible	No	No	No	No

* Dates to be confirmed and subject to change

(1) Or the next business day if such a day is not a business day.

(2) The accrual period thereafter will be the period from the preceding distribution date to the day prior to the then current distribution date.

SALOMON SMITH BARNEY
A member of citigroup

Seller Profile: Credit-Based Asset Servicing and Securitization LLC ("C-BASS").

- The Seller was established in July 1996 as a venture of Mortgage Guaranty Insurance Corporation ("MGIC"), Enhance Financial Services Group, Inc. ("EFSG") and certain members of management of the Seller. Each of MGIC and EFSG has approximately a 46% interest in the Seller with the remainder owned by management of the Seller. On February 28, 2001, Radian Group Inc. ("Radian") acquired EFSG, including EFSG's 46% interest in the Seller. Radian and MGIC are publicly traded companies under the symbols RDN and MTG, respectively.
- The Seller's principal business is the purchasing of performing, sub-performing and non-performing residential mortgage loans from banks and other financial institutions and individuals and mortgage-related securities, including non-investment grade subordinated securities, for investment and securitization. Substantially all of the mortgage loans the Seller owns are serviced by its wholly-owned subsidiary, Litton Loan Servicing LP. The Seller does not originate mortgages. The Seller is a HUD-approved investing mortgagee.

Servicer Profile:

- Litton Loan Servicing LP, a wholly-owned subsidiary of the Seller, will act as the Servicer of the Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Servicer was formed in December 1996.
- The Servicer, as of September 2001, employs approximately 423 individuals. The Servicer is currently a Fannie Mae and Freddie Mac approved servicer and an approved FHA and VA lender with a servicing portfolio in excess of $6.7 billion and specializes in servicing sub-performing mortgage loans and entering into workouts with the related mortgagors.

TRANSACTION SUMMARY

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Notes, Series 2001-CB4.
Offered Group 1 REMIC Notes:	Class IA-IO, Class IA-1, Class IM-1, Class IM-2, and Class IB-1 Notes.
Senior Group 1 REMIC Notes:	Class IA-IO and Class IA-1 Notes.
Subordinate Group 1 REMIC Notes:	Class IM-1, Class IM-2, and Class IB-1 Notes.
Offered Group 2 Notes:	Class IIA-1, Class IIM-1, Class IIM-2, and Class IIB-1 Notes.
Senior Group 2 Notes:	Class IIA-1 Notes.
Subordinate Group 2 Notes:	Class IIM-1, Class IIM-2, and Class IIB-1 Notes.
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS").
Servicer:	Litton Loan Servicing LP, an affiliate of the Seller.
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Indenture Trustee:	U.S. Bank National Association
Owner Trustee:	Wilmington Trust Company
Closing Date:	On or about December [14], 2001.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing December 26, 2001.
Cut-off Date:	November 1, 2001
Payment Delay:	Classes IA-1, IM-1, IM-2, IB-1, IIA-1, IIM-1, IIM-2, and IIB-1 have a 0 day delay. Classes IA-IO has a 24 day delay.
Day Count:	Classes IA-1, IM-1, IM-2, IB-1, IIA-1, IIM-1, IIM-2, and IIB-1 are Actual/360, and Class IA-IO is 30/360.
Group 1 Servicing Fee:	0.50% per annum
Group 2 Servicing Fee:	0.75% per annum
Indenture Trustee Fee:	0.01% per annum
Owner Trustee Fee:	$4,000 per annum
Administrative Fees:	Servicing Fee, Indenture Trustee Fee, Owner Trustee Fee and Primary Mortgage Insurance ("PMI")
Special Servicing Fee:	➢ $150 for all loans that are 90 or more days delinquent, with the exception of [Second Liens and] Re-Performing Loans, payable monthly for eighteen consecutive months commencing in the first month after the Cut-off Date in which payments on such mortgage loans are 90 or more days delinquent, unless such mortgage loan becomes less than 90 days delinquent or is liquidated or repurchased. ➢ The Special Servicing Fee will be subordinate to cashflows to the Offered Notes.
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	All Offered Notes will be ERISA eligible.
Tax Status:	➢ The Class IA-IO, Class IA-1, Class IM-1, Class IM-2, and Class IB-1 Notes will be treated as REMIC regular interests for Federal income tax purposes. ➢ Class IIA-1, Class IIM-1, Class IIM-2, and Class IIB-1 Notes will be treated as Debt and no REMIC election will be made.

GROUP 1 REMIC NOTES STRUCTURE SUMMARY

Group 1 REMIC Notes Structure:

- Floating rate AAA Senior Class IA-1, variable rate AAA Senior Class IA-IO, and floating rate Mezzanine Classes IM-1, IM-2, and IB-1 are backed by fixed rate and adjustable rate mortgage loans ("Loan Group 1").

Pricing Speed:

- Offered REMIC Notes: 27% CPR

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class IA-1, Class IM-1, Class IM-2, and Class IB-1 Notes on each Distribution Date is the lesser of:
  (1) the Formula Rate
  (2) the Pool Cap for that Distribution Date
- The Formula Rate for the REMIC Offered Notes is as follows:
  - *Prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for each applicable REMIC Offered Note.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x a margin for Class IA-1 and 1-Month LIBOR plus 1.5x a margin for Classes IM-1, IM-2, and IB-1 Notes. Margins which will be set at pricing for each applicable REMIC Offered Note.
- In the event the Pass-Through Rate on the Class IA-1, Class IM-1, Class IM-2, and Class IB-1 Notes equal the Pool Cap, additional funds may be available pursuant to the cap and excess interest as defined herein.

Principal Payments for Senior REMIC Notes:

Until the related Stepdown Date, the Senior REMIC Notes will receive ALL of the principal collected on the related mortgage loans plus any related Excess Interest from those mortgage loans required to maintain the applicable Overcollateralization Target.

- After the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Senior REMIC Notes will be an amount such that the Subordinate REMIC Note Principal Balance will have 20.00% of the current balance of the related mortgage loans as credit enhancement (which is 2x the original Senior Enhancement Percentage).

Principal Payments for Subordinate REMIC Notes:

The Subordinate REMIC Notes will NOT receive any principal payments until after the applicable Stepdown Date.

- Thereafter (assuming no Trigger Events occur), principal will be shared among the Subordinate REMIC Notes to maintain in each case 2x the original Senior Enhancement Percentage.

Lockouts for REMIC Structure:

The Subordinate REMIC Notes are not expected to receive principal distributions until the Stepdown Date as defined herein.

Optional Termination:

10% cleanup call based on Principal Balance of Loan Group 1. If the Servicer, or any of its affiliates, exercise the Cleanup Call, the REMIC Offered Note holder is entitled to:

- Outstanding principal balance of the REMIC Offered Notes
- 1 month's interest on such balance at the related Pass-Through Rate
- Any interest previously earned but not paid (if any)
- Any Interest Carryover Amount (if any)

Cap:

In the event that the Pass-Through Rates on the REMIC Offered Notes, other than the Class IA-IO, are limited to the Pool Cap, the holders of the REMIC Offered Notes (other than the Class IA-IO) will also be entitled to the benefit of a 12-month amortizing cap contract pursuant to which the counterparty under the cap will be required to make payments to the Trustee for the benefit of the REMIC Offered Note holders when one-month LIBOR exceeds [5.00]% per annum.

Pool Cap:

For any Distribution Date, the Pool Cap will equal the weighted average of the Net Mortgage Interest Rates, weighted on the basis of the Mortgage Loan balances as of the first day of the related Collection Period.

GROUP 1 REMIC STRUCTURE SUMMARY *(Continued)*

Net Mortgage Interest Rate: For each Mortgage Loan is the applicable Mortgage Interest Rate less the sum of:

(i) the Servicing Fee Rate,

(ii) the rate at which the Indenture Trustee Fee accrues,

(iii) the rate at which the PMI Premium, if any, is calculated, and

(iv) with respect to the REMIC Offered Notes only, during months 1 through 12 the Class IA-IO rate for such Distribution Date expressed as a per annum rate.

Extra Principal Distribution Amount: As of any Distribution Date, the lesser of:

(x) interest collections net of [Administrative] Fees and current interest and any Interest Carry Forward amount on the Senior REMIC Notes and allocated realized loss amounts on such Senior REMIC Notes, for such Distribution Date, and

(y) the Overcollateralization Deficiency for such Distribution Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Note Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

LIBOR Carryover Amount: If on any payment date, the Accrued Note Interest for the Group I Notes is based on the Pool Cap, the excess of

(i) the amount of interest the Group I Notes would have been entitled to receive on such payment date based on its applicable note rate over

(ii) the amount of interest the Group I Notes received on such payment date based on the Pool Cap, together with the unpaid portion of any such excess from prior payment dates.

Excess Interest: Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered REMIC Notes or to fund any overcollateralization deficit, will be available to make payments of the LIBOR Carryover Amount to the Offered REMIC Notes in an amount equal to any reductions in the amount of interest payable to such holders caused by application of the Pool Cap.

Senior REMIC Notes Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Note Principal Balance of the Subordinate REMIC Notes, and
- (ii) the Overcollateralization Amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Collection Period.

Stepdown Date: The later to occur of:

(x) the earlier to occur of:

- (i) the Distribution Date in December 2004 and
- (ii) the Distribution Date on which the aggregate Note Principal Balance of the Class IA-1 Notes is reduced to zero, and

(y) the first Distribution Date on which the Senior REMIC Notes Enhancement Percentage equals twice its initial amount.

GROUP 1 REMIC STRUCTURE SUMMARY *(Continued)*

Trigger Event [Pending Rating Agency Approval]:

On a Distribution Date if:

(i) the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [60]% of the Senior Enhancement Percentage; provided, that if the Note Principal Balance of the Senior REMIC Notes has been reduced to zero, a Trigger Event will have occurred if the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [20]% or

(ii) the aggregate amount of Realized Losses on the Group 1 Loans incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
December 25, 2004 to November 25, 2005	[3.00]%
December 25, 2005 to November 25, 2006	[3.75]%
December 25, 2006 to November 25, 2007	[4.25]%
December 25, 2007 and thereafter	[4.75]%

60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Mortgage Loan in foreclosure, all REO Property and each Mortgage Loan for which the mortgagor has filed for bankruptcy after the Closing Date. Any Re-Performing 60+ Day Delinquent Mortgage Loan which, on a 3-month rolling average basis, has made its scheduled principal and interest payments will not be considered to be a 60+ Day Delinquent Loan, except for any such Re-Performing 60+ Day Delinquent Mortgage Loans which exceed the percentage specified in the immediately following paragraph.

Re-Performing 60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which, as of any date of determination any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, and more than 25% of the Mortgage Loans (measured by aggregate principal balance) are Re-Performing 60+ Day Delinquent Loans, the Re-Performing 60+ Day Delinquent Loans constituting such excess shall be deemed to be 60+ Day Delinquent Loans.

GROUP 2 NOTES STRUCTURE SUMMARY

Group 2 Notes Structure: Floating rate AAA Senior Class IIA-1 and floating rate subordinate Classes IIM-1, IIM-2, and IIB-1 backed by fixed rate mortgage loans ("Loan Group 2").

Pricing Speed: Offered Group 2 Notes: 25% CPR

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class IIA-1, Class IIM-1, Class IIM-2, and Class IIB-1 Notes on each Distribution Date is the lesser of:
  (1) the Formula Rate
  (2) the Available Note Rate and
  (3) 15%
- The Formula Rate for the Offered Notes is as follows:
  - *Prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for each applicable Offered Group 2 Note.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x a margin for Class IIA-1 and 1-Month LIBOR plus 1.5x a margin for Classes IIM-1, IIM-2, and IIB-1 Notes. Margins which will be set at pricing for each applicable Offered Group 2 Note.

Principal Payments for Senior Group 2 Notes: Until the related Stepdown Date, the Senior Group 2 Notes will receive ALL of the principal collected on the related mortgage loans plus any related Excess Interest from those mortgage loans required to maintain the applicable Overcollateralization Target.

- After the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Senior Group 2 Notes will be an amount such that the Subordinate Group 2 Notes Principal Balance will have 70.00% of the current balance of the related mortgage loans as credit enhancement (which is 2x the original Senior Enhancement Percentage).

Principal Payments for Subordinate Group 2 Notes: The Subordinate Group 2 Notes will NOT receive any principal payments until after the applicable Stepdown Date.

- Thereafter (assuming no Trigger Events occur), principal will be shared among the Subordinate Group 2 Notes to maintain in each case 2x the original Senior Enhancement Percentage.

Lockouts for Group 2 Structure: The Subordinate Group 2 Notes are not expected to receive principal distributions until the Stepdown Date as defined herein.

Optional Termination: **10%** cleanup call based on Principal Balance of Loan Group 2. If the Servicer, or any of its affiliates, exercise the Cleanup Call, the Offered Note holder is entitled to:

- Outstanding principal balance of the Offered Group 2 Notes
- 1 month's interest on such balance at the related Pass-Through Rate
- Any interest previously earned but not paid (if any)

Maximum Rate: For any Distribution Date, the Maximum Rate will equal 15%.

GROUP 2 NOTES STRUCTURE SUMMARY *(Continued)*

Net Mortgage Interest Rate: For each Mortgage Loan is the applicable Mortgage Interest Rate less the sum of:

(i) the Servicing Fee Rate, and

(ii) the rate at which the Indenture Trustee Fee accrues.

Extra Principal Distribution Amount: As of any Distribution Date, the lesser of:

(x) interest collections net of [Administrative] Fees and current interest and any Interest Carry Forward amount on the Senior Group 2 Notes and allocated realized loss amounts on such Senior Group 2 Notes, for such Distribution Date, and

(y) the Overcollateralization Deficiency for such Distribution Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

LIBOR Carryover Amount: If on any payment date, the Accrued Note Interest for the Group 2 Notes is based on the Pool Cap, the excess of

(i) the amount of interest the Group 2 Notes would have been entitled to receive on such payment date based on its applicable note rate over

(ii) the amount of interest the Group 2 Notes received on such payment date based on the Pool Cap, together with the unpaid portion of any such excess from prior payment dates.

Excess Interest: Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Group 2 Notes or to fund any overcollateralization deficit, will be available to make payments of the LIBOR Carryover Amount to the Group 2 Offered Notes in an amount equal to any reductions in the amount of interest payable to such holders up to the Maximum Rate.

Senior Group 2 Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Note Principal Balance of the Subordinate Group 2 Notes, and
- (ii) the Overcollateralization Amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Collection Period.

Stepdown Date: The later to occur of:

(x) the earlier to occur of:

- (I) the Distribution Date in December 2004 and
- (ii) the Distribution Date on which the aggregate Group 2 Note Principal Balance of the Class IIA-1 Notes is reduced to zero, and

(y) the first Distribution Date on which the Senior Group 2 Enhancement Percentage equals twice its initial amount.

GROUP 2 NOTES STRUCTURE SUMMARY *(Continued)*

Trigger Event [Pending Rating Agency Approval]: On a Distribution Date if:

(i) the six-month rolling average of Group 2 60+ Day Delinquent Loans equals or exceeds [60]% of the Senior Group 2 Enhancement Percentage; provided, that if the Group 2 Note Principal Balance of the Senior Group 2 Notes has been reduced to zero, a Trigger Event will have occurred if the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [20]% or

(ii) the aggregate amount of Realized Losses on the Group 2 Loans incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Group 2 Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
December 25, 2004 to November 25, 2005	[3.00]%
December 25, 2005 to November 25, 2006	[3.75]%
December 25, 2006 to November 25, 2007	[4.25]%
December 25, 2007 and thereafter	[4.75]%

Group 2 60+ Day Delinquent Loan: Each Group 2 Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Group 2 Mortgage Loan in foreclosure, all REO Property and each Mortgage Loan for which the mortgagor has filed for bankruptcy after the Closing Date. Any Re-Performing 60+ Day Delinquent Group 2 Mortgage Loan which, on a 3-month rolling average basis, has made its scheduled principal and interest payments will not be considered to be a Group 2 60+ Day Delinquent Loan, except for any such Re-Performing 60+ Day Delinquent Group 2 Mortgage Loans which exceed the percentage specified in the immediately following paragraph.

Group 2 Re-Performing 60+ Day Delinquent Loan: Each Group 2 Mortgage Loan with respect to which, as of any date of determination any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, and more than 25% of the Group 2 Mortgage Loans (measured by aggregate principal balance) are Group 2 Re-Performing 60+ Day Delinquent Loans, the Group 2 Re-Performing 60+ Day Delinquent Loans constituting such excess shall be deemed to be Group 2 60+ Day Delinquent Loans.

GROUP 1 CREDIT ENHANCEMENT SUMMARY

Credit Enhancement:

Credit Enhancement for REMIC Notes will be provided by:

- Subordination
  - Class IA-IO, IA-1 are senior to the IM-1, IM-2, and IB-1 Classes
  - IM-1 Class is senior to IM-2, and IB-1 Classes
  - IM-2 Class is senior to IB-1 Class
- Monthly excess spread available to cover losses
- Overcollateralization:

Initial Credit Support*		After Stepdown Date*	
Class	Percentage	Class	Percentage
IA-1	10.00%	IA-1	20.00%
IM-1	6.00%	IM-1	12.00%
IM-2	3.50%	IM-2	7.00%
IB-1	1.50%	IB-1	3.00%

**Approximate*

Overcollateralization Amount:

As of any Distribution Date the excess, if any, of:

(x) the balance of Loan Group 1 as of the last day of the immediately preceding Collection Period over

(y) the aggregate principal balance of all classes of REMIC Offered Notes, excluding the Class IA-IO Notes (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Note Principal Balances of all classes of REMIC Offered Notes, excluding the Class IA-IO Notes, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Release Amount:

- With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

  (x) the Loan Group 1 Principal Remittance Amount for such Distribution Date and

  (y) the excess, if any, of:

  (i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Notes on such Distribution Date, over

  (ii) the Targeted Overcollateralization Amount for such Distribution Date
- With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

GROUP 1 CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 1.50% of the initial balance of Loan Group 1, and

(y) on and after the Stepdown Date, the lesser of:

- (i) approximately 1.50% of the initial balance of the Group 1 Mortgage Loans, and
- (ii) the greater of:
  - (a) approximately [3.00]% of the balance of the Group 1 Mortgage Loans as of the last day of the related Collection Period and
  - (b) approximately [0.50]% of the initial balance of the Group 1 Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

- ➢ If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement permits a portion of the Principal Remittance Amount for such Distribution Date <u>NOT</u> to be passed through as a distribution of principal on the REMIC Offered Notes.
  - This has the effect of decelerating the amortization of the Notes relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
  - This portion of the Principal Remittance Amount not distributed as principal on the Notes therefore releases overcollateralization from the Trust Fund. The amount of such releases are the "Overcollateralization Release Amounts."

Subordination:

If the Overcollateralization Amount and Excess Interest is insufficient to cover losses on any Loan Group 1 loan, those losses will be applied in reduction of the principal balances of the Subordinate REMIC Notes, in reverse order of seniority.

Allocation of Losses:

Realized losses on Loan Group 1 will be applied:

- ➢ First to reduce the excess interest and overcollateralization amount (which is represented by a certain class of non-offered Notes).
- ➢ Then to the Offered REMIC Notes in reverse order of seniority: Class IB-1, IM-2, IM-1, and then IA-1 Notes.

GROUP 2 CREDIT ENHANCEMENT SUMMARY

Credit Enhancement:

Credit Enhancement for Group 2 Notes will be provided by:

- Subordination
  - Class IIA-1 are senior to the IIM-1, IIM-2, and IIB-1 Classes
  - IIM-1 Class is senior to IIM-2, and IIB-1 Classes
  - IIM-2 Class is senior to IIB-1 Class
- Monthly excess spread available to cover losses
- Overcollateralization:

Initial Credit Support*

Class	Percentage
IIA-1	35.00%
IIM-1	29.00%
IIM-2	19.00%
IIB-1	12.50%

After Stepdown Date*

Class	Percentage
IIA-1	70.00%
IIM-1	58.00%
IIM-2	38.00%
IIB-1	25.00%

**Approximate*

Overcollateralization Amount:

As of any Distribution Date the excess, if any, of:

(x) the balance of Loan Group 2 as of the last day of the immediately preceding Collection Period over

(y) the aggregate principal balance of all classes of Group 2 Offered Notes (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Note Principal Balances of all classes of Offered Group 2 Notes, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Release Amount:

- With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

  (x) the Loan Group 2 Principal Remittance Amount for such Distribution Date and

  (y) the excess, if any, of:

    (i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Notes on such Distribution Date, over

    (ii) the Targeted Overcollateralization Amount for such Distribution Date
- With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

GROUP 2 CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 12.50% of the initial balance of Loan Group 2, and

(y) on and after the Stepdown Date, the lesser of:

- (i) approximately 12.50% of the initial balance of the Mortgage Loans, and
- (ii) the greater of:
  - (a) approximately [25.00]% of the balance of the Mortgage Loans as of the last day of the related Collection Period and
  - (b) approximately [0.50]% of the initial balance of the Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

- If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement permits a portion of the Principal Remittance Amount for such Distribution Date NOT to be passed through as a distribution of principal on the REMIC Offered Notes.
  - This has the effect of decelerating the amortization of the Notes relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
  - This portion of the Principal Remittance Amount not distributed as principal on the Notes therefore releases overcollateralization from the Trust Fund. The amount of such releases are the "Overcollateralization Release Amounts."

Subordination:

If the Overcollateralization Amount and Excess Interest is insufficient to cover losses on any Group 2 loan, those losses will be applied in reduction of the principal balances of the Subordinate Group 2 Notes, in reverse order of seniority.

Allocation of Losses:

Realized losses on Loan Group 2 will be applied:

- First to reduce the excess interest and overcollateralization amount (which is represented by a certain class of non-offered Notes).
- Then to the Group 2 Offered Notes in reverse order of seniority: Class IIB-1, IIM-2, IIM-1, and then IIA-1.

MORTGAGE POOL SUMMARY (1)

Mortgage Pool:

- The Mortgage Pool consists of fixed rate and adjustable-rate, FHA insured, VA guaranteed, FHA uninsured, VA non-guaranteed and conventional closed-end mortgage loans, secured by 1st, 2nd and 3rd lien, level pay and balloon mortgages on primarily 1-4 family properties.
- The Mortgage Pool consists of Performing Mortgage Loans, Sub-Performing Mortgage Loans and Re-Performing Mortgage Loans. (Please see "Collateral Overview" for additional information)
- The Mortgage Pool has been divided into two groups (Loan Group 1 and Loan Group 2).
- Loan Group 1 mortgage loans back the REMIC Notes; Loan Group 2 mortgage loans back the Group 2 Notes.
- 84.88% of Loan Group 1 mortgage loans and 94.74% of Loan Group 2 mortgage loans are subprime.

Prepayment Penalty Terms: Approximately, 47.83% of the Loan Group 1 mortgage loans and 32.29% of the Loan Group 2 mortgage loans by principal balance as of the Cut-off Date require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from one year to five years after the mortgage loan was originated.

Advances:

- Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.
- The Servicer will NOT make any Advances of principal or interest with respect to:
  - Simple Interest Mortgage Loans,
  - REO Properties, and
  - Second and Third Liens

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall, other than Simple Interest loans, on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Arrearages: Past due payments on mortgage loans which were delinquent on or prior to the Cut-off Date

- No arrearages are securitized within this transaction
- In the event that a mortgage loan is liquidated before the related arrearage is reduced to zero, the arrearage, together with reimbursements for advances of principal and interest and servicing advances with respect to such mortgage loan, will reduce the liquidation proceeds available for distribution to Note holders.

Performing Loans: A Mortgage Loan that was not 30 or more days delinquent as of the Cut-off Date.

(1) The collateral information presented in this Series Term Sheet regarding the Mortgage Pool is as of the Cut-off Date.

MORTGAGE POOL SUMMARY *(Continued)*

Sub-Performing Mortgage Loans: A Mortgage Loan (that may be in a Forbearance Plan or a Bankruptcy Plan) that was at least 30 but not more than 89 days delinquent as of the Cut-off Date

(i) "Forbearance Plan Mortgage Loan" is a mortgage loan in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such mortgage loan to the extent remaining outstanding as of the Cut-off Date.

(ii) "Bankruptcy Plan Mortgage Loan" is a mortgage loan in which the related mortgagor defaulted and, after default, became the subject of a case under either Chapter 7 or 13 of the United States Bankruptcy Code, and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan; provided that, certain Chapter 7 loans were not reaffirmed by the related bankruptcy court. Such mortgage loans are non-recourse to the borrower, but in order to prevent foreclosure, the borrower must continue to make Regular Scheduled Payments thereon.

Re-Performing Mortgage Loans: A Mortgage Loan (that might be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) which had defaulted in the past and which is currently at least 90 days delinquent with respect to certain Regular Scheduled Payments but which satisfies one of the following criteria (the "Re-Performance Test"):

(i) The mortgagor has made at least three aggregate Regular Scheduled Payments in the three calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to August 1, 2001), or

(ii) The mortgagor has made at least four aggregate regular scheduled payments in the four calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to July 1, 2001), or

(iii) The mortgagor has made at least five aggregate regular scheduled payments in the five calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to June 1, 2001).

Owner-Financed Mortgage Loans: 6.67% of Loan Group 1 and none of the Loan Group 2 are mortgage loans which are owner-financed mortgage loans ("Owner-Financed Mortgage Loans"). Owner-financed Mortgage Loans are originated by the individual sellers of the related mortgaged property. The mortgagor under an owner-financed mortgage loan generally does not complete a mortgage loan application and the seller of the related property generally does not verify the income or employment of the related mortgagor. In connection with the acquisition of an Owner-financed Mortgage Loan, the Seller performed the following:

- Obtained and reviewed the credit history and payment history of the mortgagor
- Calculated the loan-to-value ratio of the mortgage loan at the time of acquisition for underwriting purposes to determine the mortgagor's equity in the related mortgaged property.
- Conducted a drive-by appraisal of the market value generally within 90 days prior to the Seller's purchase of such mortgage loan.
- In certain instances, the Seller may have used a previous appraisal if it was completed within one year prior to the Seller's purchase, in which case the Seller will generally require the appraiser to recertify the value in such appraisal; and
- May have obtained a drive-by appraisal, generally within three months of acquisition.

FHA Mortgage Loans: 1.19% of Loan Group 1, and 0.62% of the Loan Group 2 loans are FHA Mortgage Loans. The FHA Mortgage Loans will be insured by the Federal Housing Administration ("FHA") of the United States Department of Housing and Urban Development ("HUD") as authorized under the National Housing Act of 1934, as amended (the "National Housing Act"), and the United States Housing Act of 1937, as amended (the "United States Housing Act"). No FHA Mortgage Loan may have an interest rate or original principal amount exceeding the applicable FHA limits at the time of origination of such FHA Mortgage Loan.

VA Mortgage Loans: 0.36% of Loan Group 1, and none of the Loan Group 2 loans are VA Mortgage Loans. The VA Mortgage Loans will be partially guaranteed by The United States Department of Veterans Affairs (the "VA") under the Servicemen's Readjustment Act of 1944, as amended. The Servicemen's Readjustment Act of 1944, as amended, permits a veteran (or in certain instances the spouse of a veteran) to obtain a mortgage loan guarantee by the VA covering mortgage financing of the purchase of a one- to four-family dwelling unit at interest rates permitted by the VA. The program has a current mortgage loan limit of $203,000, requires no down payment from the purchaser and permits the guarantee of mortgage loans of generally up to 30 years' duration. However, no VA Mortgage Loan will have an original principal amount greater than five times the amount of the related guarantee.

FHA Uninsured Mortgage Loans: 0.91% of Loan Group 1, and 1.84% of Loan Group 2 loans are FHA Uninsured Mortgage Loans. The FHA Uninsured Mortgage Loans were originated using FHA documents, but for various reasons, are not covered by FHA insurance. The Seller acquired the FHA Uninsured Mortgage Loans without FHA insurance in effect.

VA Non-Guaranteed Mortgage Loans: None of the mortgage loans are VA Non-Guaranteed Mortgage Loans. The VA Non-guaranteed Mortgage Loans were originated using VA documents, but for various reasons, are not covered by a VA guarantee. The Seller acquired the VA Non-guaranteed Mortgage Loans without a VA guarantee in effect.

EXCESS INTEREST OF GROUP 1 NOTES (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

(Illustration assumes 1-Month LIBOR is 2.09% for Life of Deal)

Net WAC on REMIC Loans:

10.37% (Gross WAC on REMIC Pool)
- 0.50% (Servicing Fee)
- 0.01% (Indenture Trustee Fee)
- 0.27% (Weighted Avg. MI Fees on REMIC Pool)
9.59% (Net WAC on REMIC Pool)

Excess Spread (Before Losses):

9.59% (Net WAC on REMIC Loans)
- 2.64% (Weighted Avg. Initial Bond Coupon)
6.95% (Excess Spread Per Annum)
* 2.73 years (Weighted Avg. Life of Bonds)
18.97% (Cumulative Excess before IO Coupon Strip)
4.55% (Class IA-IO Coupon = (8.0% * 0.5 yrs + 5.0% * 0.5 yrs) * 35% of Deal)
14.42% (Cumulative Excess as of Pricing Date assuming 1mL is 2.09% for Life)

EXCESS INTEREST OF GROUP 2 NOTES (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

(Illustration assumes 1-Month LIBOR is 2.09% for Life of Deal)

Net WAC on Group 2 Loans:

13.87% (Gross WAC on Group 2 Pool)
- 0.75% (Servicing Fee)
- 0.01% (Indenture Trustee Fee)
13.11% (Net WAC on Group 2 Pool)

Excess Spread (Before Losses):

13.11% (Net WAC on Group 2 Loans)
- 3.16% (Weighted Avg. Initial Bond Coupon)
9.95% (Excess Spread Per Annum)
* 2.56 years (Weighted Avg. Life of Bonds)
25.47% (Cumulative Excess as of Pricing Date assuming 1mL is 2.09% for Life)

DESCRIPTION OF THE COLLATERAL

LOAN GROUP 1 (3,406 Loans)			
Aggregate Current Principal Balance:	$264,475,593.42	% FHA Uninsured Mortgage Loans:	0.91%
Range of Current Principal Balances:	$1,763.23 - $633,665.44	% VA Non-Guaranteed Mortgage Loans:	0.00%
Average Current Principal Balance:	$77,649.91	% Subprime Mortgage Loans:	84.88%
Range of Original Principal Balances:	$2,500.00 - $650,000.00	% Performing Mortgage Loans:	87.91%
Average Original Principal Balance:	$80,546.88	% Sub-Performing Mortgage Loans:	8.61%
Range of Gross Mortgage Interest Rates:	5.000% - 17.625%	% Sub-Performing in Forbearance:	0.30%
WA Gross Mortgage Interest Rate:	10.370%	% Sub-Performing in Bankruptcy:	0.47%
WA Net Mortgage Interest Rate:	9.603%	% Re-Performing Mortgage Loans:	3.48%
WA CLTV Ratio:	78.28%	% Re-Performing in Forbearance:	0.90%
WA Remaining Term to Stated Maturity:	295 Months	% Re-Performing in Bankruptcy:	2.14%
WA Original Term to Maturity:	329 Months	% Delinquent Mortgage Loans:	12.09%
% Second and Third Lien Mortgage Loans:	2.61%	% 30 to 59 Days Delinquent:	8.61%
% Balloon Mortgage Loans:	7.37%	% 60 to 89 Days Delinquent:	0.00%
% Simple Interest Mortgage Loans:	2.53%	Geographic Concentration:	
% of Mortgage Loans with Prepayment Penalties:	47.83%	California	22.14%
% of Mortgage Loans with Primary MI:	32.71%	Florida	9.41%
% Owner-Financed Mortgage Loans:	6.67%	Texas	6.30%
% FHA Mortgage Loans:	1.19%	Maximum Zip Code Concentration (35242):	0.24%
% VA Mortgage Loans:	0.36%		

Current Principal Balance

Range ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 50,000.00	1,381	$43,355,174.55	16.39%
50,000.01 - 100,000.00	1,230	87,532,401.91	33.10
100,000.01 - 150,000.00	448	54,201,687.59	20.49
150,000.01 - 200,000.00	183	31,693,471.22	11.98
200,000.01 - 250,000.00	67	14,971,528.69	5.66
250,000.01 - 300,000.00	47	12,781,177.06	4.83
300,000.01 - 350,000.00	22	7,151,160.65	2.70
350,000.01 - 400,000.00	10	3,693,636.91	1.40
400,000.01 - 450,000.00	7	3,017,239.86	1.14
450,000.01 - 500,000.00	2	996,104.96	0.38
500,000.01 - 550,000.00	4	2,112,788.88	0.80
550,000.01 - 600,000.00	3	1,722,206.78	0.65
600,000.01 - 650,000.00	2	1,247,014.36	0.47
Total	**3,406**	**$264,475,593.42**	**100.00%**

Current Gross Mortgage Interest Rate

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000 - 5.499	3	$130,213.84	0.05%
5.500 - 5.999	3	338,136.41	0.13
6.000 - 6.499	8	908,390.38	0.34
6.500 - 6.999	23	2,890,746.66	1.09
7.000 - 7.499	48	4,694,654.57	1.78
7.500 - 7.999	104	10,269,655.68	3.88
8.000 - 8.499	107	9,961,788.22	3.77
8.500 - 8.999	177	18,556,277.90	7.02
9.000 - 9.499	217	22,517,977.27	8.51
9.500 - 9.999	383	37,058,923.84	14.01
10.000 - 10.499	338	27,123,882.68	10.26
10.500 - 10.999	431	36,233,683.65	13.70
11.000 - 11.499	416	30,723,411.68	11.62
11.500 - 11.999	387	26,646,534.44	10.08
12.000 - 12.499	251	13,821,982.14	5.23
12.500 - 12.999	218	11,108,375.79	4.20
13.000 - 13.499	94	4,394,859.52	1.66
13.500 - 13.999	87	3,170,167.25	1.20
14.000 - 14.499	46	1,710,534.52	0.65
14.500 - 14.999	44	1,541,901.80	0.58
15.000 - 15.499	7	212,859.73	0.08
15.500 - 15.999	10	361,674.29	0.14
16.000 - 16.499	1	28,434.78	0.01
16.500 - 16.999	2	60,139.08	0.02
17.500 - 17.999	1	10,387.30	0.00
Total	**3,406**	**$264,475,593.42**	**100.00%**

Original Combined LTV Ratio

Original Combined LTV	Number	Aggregate Principal Balance Outstanding as of	% of Aggregate Principal Balance Outstanding as of
... - 25.0	30	$1,001,102.80	0.38%
25.1 - 30.0	22	778,537.32	0.29
30.1 - 35.0	27	951,248.26	0.36
35.1 - 40.0	38	1,928,596.29	0.73
40.1 - 45.0	41	2,166,940.30	0.83
45.1 - 50.0	74	3,852,518.91	1.45
50.1 - 55.0	105	5,203,690.43	1.96
55.1 - 60.0	158	9,341,854.46	3.53
60.1 - 65.0	278	18,945,874.51	7.16
65.1 - 70.0	325	23,224,437.09	8.78
70.1 - 75.0	393	34,042,750.23	12.87
75.1 - 80.0	653	66,897,923.43	25.29
80.1 - 85.0	286	23,232,536.62	8.78
85.1 - 90.0	448	37,832,331.33	14.30
90.1 - 95.0	169	11,266,872.36	4.26
95.1 - 100.0	234	17,221,470.03	6.51
100.1 - 105.0	70	3,976,931.01	1.50
105.1 - 110.0	19	825,963.30	0.30
110.1 - 115.0	16	880,925.68	0.33
115.1 - 120.0	12	610,941.25	0.23
120.1 - 125.0	2	138,766.19	0.05
125.1 - 130.0	1	33,634.28	0.01
130.1 - 135.0	3	91,784.79	0.03
135.1 - 140.0	1	10,612.93	0.00
140.1 - 145.0	1	17,349.62	0.01
TOTAL	**3,406**	**264,475,593.42**	**100.00%**

Property Type

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,854	$219,802,087.82	83.11%
PUD	91	12,456,323.68	4.71
2 Family	132	10,153,697.30	3.84
Condo	96	6,361,202.58	2.41
Manuf Housing	113	5,558,651.38	2.10
4 Family	27	3,576,244.59	1.35
3 Family	34	2,995,832.98	1.13
Townhouse	34	1,673,194.39	0.63
Lo-Rise Condo	19	1,325,075.83	0.50
Hi-Rise Condo	6	573,282.87	0.22
Total	**3,406**	**$264,475,593.42**	**100.00%**

Occupancy Status

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	2,991	$240,452,035.28	90.92%
Non Owner Occupied	378	21,433,690.24	8.10
Second Home	37	2,589,867.90	0.98
Total	**3,406**	**$264,475,593.42**	**100.00%**

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash-out Refinance	1,874	$132,665,726.69	50.16%
Purchase	1,178	95,605,322.37	36.15
Refinance	350	35,727,409.62	13.51
[Construction]	4	477,134.74	0.18
Total	**3,406**	**$264,475,593.42**	**100.00%**

Documentation Type

Program	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation Program	1,987	$158,068,651.63	59.77%
Stated Income	517	42,704,064.39	16.15
None	348	19,221,033.14	7.27
Alternate	236	16,806,301.46	6.35
Limited	159	14,925,006.71	5.64
Missing	140	10,482,839.80	3.96
Streamlined	14	1,823,186.45	0.69
[Blank Data]	5	444,509.84	0.17
Total	**3,406**	**$264,475,593.42**	**100.00%**

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Amresco	1,030	$71,300,758.16	26.96%
First Union	827	48,749,268.10	18.43
Merrill Lynch	259	28,459,643.87	10.76
Other	228	21,491,055.11	8.15
Aames	177	19,894,149.59	7.52
South Plains	364	17,630,978.19	6.67
Principal Reside	57	8,681,144.45	3.28
Master Financial	74	8,206,852.96	3.10
New Century	62	8,035,089.03	3.04
RBMG	102	7,098,561.88	2.68
Old Kent	24	5,643,384.18	2.13
Impac	44	5,205,065.73	1.97
Crown Bank	66	4,320,041.43	1.63
Ocwen	34	3,499,389.73	1.32
EquiFirst	28	3,131,716.07	1.18
First Collateral	30	3,128,494.94	1.18
Total	**3,406**	**$264,475,593.42**	**100.00%**

Geographic Distribution

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	557	$58,542,049.78	22.14%
Florida	346	24,892,934.20	9.41
Other	364	23,084,939.95	8.73
Texas	303	16,658,947.69	6.30
New York	130	11,391,681.92	4.31
Illinois	134	11,006,559.66	4.16
Michigan	126	8,624,275.32	3.26
Colorado	68	7,651,205.67	2.89
North Carolina	114	7,501,640.61	2.84
Ohio	121	7,440,190.17	2.81
Washington	79	7,367,206.13	2.79
Oregon	83	7,076,783.79	2.68
Virginia	83	6,592,439.76	2.49
Georgia	85	6,555,529.81	2.48
New Jersey	53	6,242,061.87	2.36
Arizona	74	5,387,660.32	2.04
Hawaii	30	5,338,510.93	2.02
Pennsylvania	104	5,143,604.42	1.94
Maryland	62	4,771,441.71	1.80
Utah	49	4,726,002.57	1.79
Indiana	73	4,703,341.75	1.78
Massachusetts	42	4,064,598.23	1.54
Missouri	80	3,902,366.71	1.48
Tennessee	63	3,702,793.33	1.40
Nevada	31	3,435,219.72	1.30
South Carolina	52	3,058,833.57	1.16
Alabama	51	2,927,209.37	1.11
Louisiana	49	2,685,564.46	1.02

Total	**3,406**	**$264,475,593.42**	**100.00%**

Credit Score

Credit Score	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Blank Data	38	$1,838,389.57	0.70%
350.0 - 399.9	1	42,354.55	0.02
400.0 - 449.9	25	1,656,810.45	0.63
450.0 - 499.9	228	16,739,043.36	6.33
500.0 - 549.9	698	51,669,035.12	19.54
550.0 - 599.9	938	71,008,614.98	26.85
600.0 - 649.9	777	62,405,131.83	23.60
650.0 - 699.9	444	37,989,868.39	14.36
700.0 -749.9	172	13,209,975.19	4.99
750.0 - 799.9	75	7,429,131.59	2.81
800.0 - 849.9	10	487,238.39	0.18
Total	**3,406**	**$264,475,593.42**	**100.00%**

Gross Margin on Adjustable Rate Mortgage Loans

Gross Margin (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
[ZERO MARGIN]	1	$79,983.60	0.06%
2.000 - 2.249	2	171,686.83	0.13
2.500 - 2.749	1	192,162.25	0.15
2.750 - 2.999	15	1,742,618.52	1.36
3.000 - 3.249	4	610,663.82	0.48
3.500 - 3.749	1	127,572.02	0.10
3.750 - 3.999	9	1,193,341.66	0.93
4.000 - 4.249	22	2,229,293.75	1.74
4.250 - 4.499	33	3,998,035.58	3.12
4.500 - 4.749	35	4,365,411.23	3.40
4.750 - 4.999	76	7,359,681.26	5.74
5.000 - 5.249	52	5,171,799.19	4.03
5.250 - 5.499	86	9,146,604.88	7.13
5.500 - 5.749	103	10,386,047.04	8.10
5.750 - 5.999	133	14,035,089.61	10.94
6.000 - 6.249	111	11,265,209.02	8.78
6.250 - 6.499	154	14,488,322.30	11.30
6.500 - 6.749	123	12,136,012.71	9.46
6.750 - 6.999	108	9,511,039.28	7.42
7.000 - 7.249	73	6,605,252.76	5.15
7.250 - 7.499	58	4,231,741.76	3.30
7.500 - 7.749	46	2,930,069.30	2.28
7.750 - 7.999	39	2,699,638.30	2.10
8.000 - 8.249	29	1,447,696.35	1.13
8.250 - 8.499	6	504,360.78	0.39
8.500 - 8.749	5	490,120.62	0.38
8.750 - 8.999	5	197,114.12	0.15
9.000 - 9.249	3	183,188.45	0.14
9.250 - 9.499	6	343,322.41	0.27
9.500 - 9.749	3	207,699.74	0.16
10.000 - 10.249	1	87,548.24	0.07
10.500 - 10.749	1	111,933.66	0.09
Total	**1,344**	**$128,250,261.04**	**100.00%**

Maximum Interest Rate on Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.500 - 10.999	5	$458,368.76	0.36%
11.000 - 11.499	3	737,388.19	0.57
11.500 - 11.999	3	366,955.73	0.29
12.000 - 12.499	3	292,518.65	0.23
12.500 - 12.999	7	784,598.76	0.61
13.000 - 13.499	3	301,431.58	0.23
13.500 - 13.999	33	3,640,274.25	2.84
14.000 - 14.499	60	6,984,173.30	5.45
14.500 - 14.999	107	13,928,409.70	10.86
15.000 - 15.499	97	11,735,404.15	9.15
15.500 - 15.999	181	19,874,352.58	15.50
16.000 - 16.499	188	18,424,158.51	14.37
16.500 - 16.999	188	16,753,850.57	13.06
17.000 - 17.499	134	11,166,116.97	8.71
17.500 - 17.999	105	9,071,861.09	7.07
18.000 - 18.499	74	4,985,285.19	3.89
18.500 - 18.999	60	4,330,458.25	3.38
19.000 - 19.499	32	1,321,802.13	1.03
19.500 - 19.999	26	1,632,650.05	1.27
20.000 - 20.499	8	481,203.82	0.38
20.500 - 20.999	20	825,155.52	0.64
21.000 - 21.499	5	112,348.83	0.09
21.500 - 21.999	1	22,797.13	0.02
22.000 - 22.499	1	18,697.33	0.01
Total	**1,344**	**$128,250,261.04**	**100.00%**

Minimum Interest Rate on Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.500 - 0.999	2	$120,232.35	0.09%
1.500 - 1.999	3	366,955.73	0.29
2.000 - 2.499	1	66,788.53	0.05
2.500 - 2.999	7	739,468.59	0.58
3.000 - 3.499	2	306,950.95	0.24
3.500 - 3.999	3	338,136.41	0.26
4.000 - 4.499	3	505,200.16	0.39
4.500 - 4.999	2	248,709.40	0.19
5.000 - 5.499	7	804,779.24	0.63
5.500 - 5.999	18	2,429,610.42	1.89
6.000 - 6.499	23	3,204,960.33	2.50
6.500 - 6.999	17	1,637,870.20	1.28
7.000 - 7.499	16	1,546,621.85	1.21
7.500 - 7.999	43	4,983,256.02	3.89
8.000 - 8.499	77	8,149,702.02	6.35
8.500 - 8.999	138	17,250,413.58	13.45
9.000 - 9.499	133	14,951,474.48	11.66
9.500 - 9.999	210	21,847,199.09	17.03
10.000 - 10.499	134	12,472,322.90	9.72
10.500 - 10.999	161	13,880,668.26	10.82
11.000 - 11.499	114	8,303,055.57	6.47
11.500 - 11.999	80	5,969,584.78	4.65
12.000 - 12.499	47	2,523,564.11	1.97
12.500 - 12.999	51	3,083,218.24	2.40
13.000 - 13.499	13	736,907.03	0.57
13.500 - 13.999	25	1,177,262.58	0.92
14.000 - 14.499	9	389,270.34	0.30
14.500 - 14.999	4	197,380.55	0.15
15.000 - 15.499	1	18,697.33	0.01
Total	**1,344**	**$128,250,261.04**	**100.00%**

Date of Next Adjustment on Adjustable Rate Mortgage Loans

Month of Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Nov-01	2	$237,995.63	0.19%
Dec-01	121	11,127,364.38	8.68
Jan-02	156	13,827,789.92	10.78
Feb-02	120	8,434,602.23	6.58
Mar-02	148	11,745,930.70	9.16
Apr-02	244	21,167,219.47	16.50
May-02	130	13,143,496.31	10.25
Jun-02	11	1,080,996.52	0.84
Jul-02	3	251,206.41	0.20
Aug-02	4	325,674.31	0.25
Sep-02	6	498,386.89	0.39
Oct-02	9	930,396.55	0.73
Nov-02	14	1,497,657.18	1.17
Dec-02	3	119,467.31	0.09
Jan-03	7	744,037.09	0.58
Feb-03	1	88,632.76	0.07
Mar-03	4	558,827.52	0.44
Apr-03	17	1,727,767.67	1.35
May-03	31	4,634,336.38	3.61
Jun-03	49	7,462,366.43	5.82
Jul-03	34	4,386,674.36	3.42
Aug-03	73	9,421,191.37	7.35
Sep-03	3	265,529.33	0.21
Oct-03	3	225,186.22	0.18
Nov-03	5	402,066.14	0.31
Dec-03	7	743,402.35	0.58
Jan-04	8	688,255.25	0.54
Feb-04	11	1,522,800.30	1.19
Mar-04	6	668,734.97	0.52
Apr-04	10	720,686.76	0.56
May-04	26	2,071,864.85	1.62
Jun-04	36	3,177,229.70	2.48
Jul-04	13	1,781,175.00	1.39
Aug-04	28	2,527,856.21	1.97
Jan-05	1	43,456.57	0.03
Total	**1,344**	**$128,250,261.04**	**100.00%**

DESCRIPTION OF THE COLLATERAL

LOAN GROUP 2 (1,149 Loans)			
Aggregate Current Principal Balance:	$33,526,997.15	% FHA Uninsured Mortgage Loans:	1.84%
Range of Current Principal Balances:	$1,180.89 - $137,567.43	% VA Non-Guaranteed Mortgage Loans:	0.00%
Average Current Principal Balance:	$29,179.28	% Subprime Mortgage Loans:	94.74%
Range of Original Principal Balances:	$2,359.45 - $138,533.38	% Performing Mortgage Loans:	89.07%
Average Original Principal Balance:	$30,802.57	% Sub-Performing Mortgage Loans:	10.93%
Range of Gross Mortgage Interest Rates:	6.750% - 17.990%	% Sub-Performing in Forbearance:	0.11%
WA Gross Mortgage Interest Rate:	13.867%	% Sub-Performing in Bankruptcy:	1.65%
WA Net Mortgage Interest Rate:	13.367%	% Re-Performing Mortgage Loans:	0.00%
WA CLTV Ratio:	118.67%	% Re-Performing in Forbearance:	0.00%
WA Amortized Remaining Term	217 Months	% Re-Performing in Bankruptcy:	0.00%
WA Original Term to Maturity:	255 Months	% Delinquent Mortgage Loans:	10.93%
% Second and Third Lien Mortgage Loans:	96.77%	% 30 to 59 Days Delinquent:	10.93%
% Balloon Mortgage Loans:	0.10%	% 60 to 89 Days Delinquent:	0.00%
% Simple Interest Mortgage Loans:	85.55%	Geographic Concentration:	
% of Mortgage Loans with Prepayment Penalties:	32.29%	California	15.76%
% of Mortgage Loans with Primary MI:	0.62%	Florida	8.16%
% Owner-Financed Mortgage Loans:	0.00%	Ohio	4.80%
% FHA Mortgage Loans:	0.62%	Maximum Zip Code Concentration (60089):	0.43%
% VA Mortgage Loans:	0.00%		

SALOMON SMITH BARNEY
A member of citigroup

Current Principal Balance

Range ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 50,000.00	1,105	$30,707,920.32	91.59%
50,000.01 - 100,000.00	41	2,440,010.43	7.28
100,000.01 - 150,000.00	3	379,066.40	1.13
Total	**1,149**	**$33,526,997.15**	**100.00%**

Current Gross Mortgage Interest Rate

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.500 - 6.999	1	$40,529.80	0.12%
7.500 - 7.999	2	171,059.94	0.51
8.000 - 8.499	3	165,022.07	0.49
8.500 - 8.999	6	133,373.52	0.4
9.000 - 9.499	5	140,680.50	0.42
9.500 - 9.999	12	339,363.62	1.01
10.000 - 10.499	8	97,238.79	0.29
10.500 - 10.999	11	457,004.33	1.36
11.000 - 11.499	10	225,830.44	0.67
11.500 - 11.999	33	842,702.52	2.51
12.000 - 12.499	23	630,320.08	1.88
12.500 - 12.999	79	2,198,731.88	6.56
13.000 - 13.499	64	1,646,066.49	4.91
13.500 - 13.999	232	6,779,843.58	20.22
14.000 - 14.499	323	9,588,630.77	28.60
14.500 - 14.999	245	7,462,906.96	22.26
15.000 - 15.499	36	1,052,577.03	3.14
15.500 - 15.999	46	1,303,460.97	3.89
16.000 - 16.499	6	156,046.25	0.47
16.500 - 16.999	2	46,214.84	0.14
17.500 - 17.999	2	49,392.77	0.15
Total	**1,149**	**$33,526,997.15**	**100.00%**

Original Combined LTV Ratio

Original Combined LTV	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
... - 80.0	5	$62,340.58	0.19%
80.1 - 85.0	2	30,076.17	0.09
85.1 - 90.0	3	33,030.81	0.10
90.1 - 95.0	1	7,838.75	0.02
95.1 - 100.0	2	51,429.53	0.15
100.1 - 105.0	38	745,172.82	2.21
105.1 - 110.0	133	3,543,314.83	10.57
110.1 - 115.0	245	6,928,664.52	20.67
115.1 - 120.0	216	6,259,244.56	18.67
120.1 - 125.0	382	11,946,921.62	35.63
125.1 - 130.0	78	2,503,451.25	7.47
130.1 - 135.0	27	804,310.47	2.41
135.1 - 140.0	9	301,685.18	0.89
140.1 - 145.0	2	162,968.70	0.48
145.1 - 150.0	1	24,394.13	0.07
150.1 - 155.0	1	27,948.66	0.08
155.1 - 160.0	2	75,846.03	0.22
185.1 - 190.0	1	16,300.06	0.05
260.1 - 265.0	1	2,058.48	0.01
TOTAL :	**1,149**	**$33,526,997.15**	**100.00%**

Property Type

Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
SF	994	$29,435,179.44	87.80%
Manuf Housing	92	2,529,643.57	7.55
Condo	25	658,556.64	1.96
Townhouse	17	548,772.72	1.64
Vacant Land	15	156,061.50	0.47
2 Family	4	143,101.89	0.43
PUD	1	30,002.60	0.09
3 Family	1	25,678.79	0.08
Total	**1,149**	**$33,526,997.15**	**100.00%**

Occupancy Status

Occupancy	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	1,130	$33,241,872.04	99.15%
Non Owner Occupied	18	270,580.79	0.81
Second Home	1	14,544.32	0.04
Total	**1,149**	**$33,526,997.15**	**100.00%**

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash-out Refinance	1,092	$31,502,106.90	93.96%
Refinance	32	1,335,733.61	3.98
Purchase	25	689,156.64	2.06
Total	**1,149**	**$33,526,997.15**	**100.00%**

Documentation Type

Program	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation Program	1,067	$31,197,876.05	93.05%
Alternate	57	1,690,092.24	5.04
None	18	244,044.35	0.73
Limited	5	220,048.35	0.66
Missing	2	174,936.16	0.52
Total	**1,149**	**$33,526,997.15**	**100.00%**

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Union	1,092	$31,694,231.02	94.53%
First Plus	17	493,847.94	1.47
Ocwen	4	373,871.20	1.12
Nikko	9	319,553.60	0.95
Aegis	8	215,100.23	0.64
Other	15	156,061.50	0.47
Source One	1	112,892.76	0.34
Mellon Bank	1	93,598.01	0.28
Bank United	1	40,529.80	0.12
IMC	1	27,311.09	0.08
Total	**1,149**	**$33,526,997.15**	**100.00%**

Geographic Distribution

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	172	$5,284,966.97	15.76%
Other	141	4,013,843.38	8.36
Florida	93	2,734,693.28	8.16
Ohio	57	1,610,049.61	4.80
North Carolina	53	1,524,371.81	4.55
Washington	54	1,504,369.08	4.49
Georgia	48	1,223,838.92	3.65
Indiana	44	1,213,830.42	3.62
Arizona	42	1,210,944.74	3.61
Illinois	33	1,116,317.04	3.33
Michigan	34	1,036,889.05	3.09
Minnesota	31	1,007,947.81	3.01
South Carolina	31	956,089.73	2.85
Pennsylvania	36	922,188.33	2.75
Kansas	35	911,159.05	2.72
Maryland	30	902,326.74	2.69
Virginia	25	762,330.95	2.27
Nevada	23	721,041.08	2.15
New York	27	721,456.68	2.15
Tennessee	24	658,935.10	1.97
Kentucky	17	635,825.53	1.90
Missouri	25	630,472.12	1.88
Colorado	16	535,979.92	1.60
Oklahoma	16	456,230.16	1.36
West Virginia	17	453,235.27	1.35
Idaho	16	442,007.23	1.32
New Jersey	11	423,216.56	1.26
Wisconsin	16	401,914.47	1.20
Oregon	13	365,322.92	1.09
Utah	11	356,147.94	1.06
Total	**1,149**	**$33,526,997.15**	**100.00%**

Credit Score

Credit Score	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Blank Data	1	$27,606.35	0.08%
350.0 - 399.9	1	17,447.24	0.05%
400.0 - 449.9	12	295,752.93	0.88%
450.0 - 499.9	88	2,372,598.27	7.08%
500.0 - 549.9	276	8,100,791.82	24.16%
550.0 - 599.9	314	9,150,976.13	27.29%
600.0 - 649.9	235	7,154,294.56	21.34%
650.0 - 699.9	128	3,928,327.53	11.72%
700.0 -749.9	69	1,933,740.17	5.77%
750.0 - 799.9	25	545,462.15	1.63%
Total	**1,149**	**$33,526,997.15**	**100.00%**

Group 1 Pool Cap Table – 6-month LIBOR @ 2.14% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	17.647	46	9.000	91	8.991	136	9.938	181	9.165	226	8.852	271	8.814	316	9.331
2	6.528	47	9.300	92	9.290	137	8.976	182	8.869	227	9.146	272	9.106	317	8.730
3	6.445	48	8.999	93	8.990	138	9.275	183	8.869	228	8.850	273	8.811	318	9.023
4	7.042	49	9.299	94	8.990	139	8.976	184	9.819	229	9.145	274	8.808	319	8.733
5	6.218	50	8.999	95	9.289	140	9.275	185	8.868	230	8.849	275	9.100	320	9.026
6	6.221	51	8.999	96	8.989	141	8.975	186	9.164	231	8.849	276	8.804	321	8.737
7	7.114	52	9.963	97	9.288	142	8.975	187	8.868	232	9.796	277	9.095	322	8.740
8	7.289	53	8.999	98	8.988	143	9.274	188	9.163	233	8.848	278	8.799	323	9.033
9	6.993	54	9.298	99	8.988	144	8.975	189	8.867	234	9.142	279	8.797	324	8.745
10	6.932	55	8.998	100	9.951	145	9.274	190	8.867	235	8.847	280	9.736	325	9.039
11	7.099	56	9.298	101	8.987	146	8.974	191	9.162	236	9.141	281	8.791	326	8.751
12	6.773	57	8.998	102	9.287	147	8.974	192	8.867	237	8.846	282	9.081	327	8.755
13	9.353	58	8.998	103	8.987	148	9.935	193	9.162	238	8.846	283	8.785	328	9.698
14	9.050	59	9.298	104	9.286	149	8.974	194	8.866	239	9.140	284	9.074	329	8.765
15	9.050	60	8.998	105	8.986	150	9.273	195	8.866	240	8.844	285	8.778	330	9.069
16	10.020	61	9.297	106	8.986	151	8.974	196	9.815	241	9.139	286	8.774	331	8.790
17	9.050	62	8.997	107	9.285	152	9.273	197	8.865	242	8.843	287	9.063	332	9.101
18	9.345	63	8.997	108	8.985	153	8.974	198	9.160	243	8.843	288	8.766	333	8.830
19	9.044	64	9.961	109	9.284	154	8.974	199	8.864	244	9.790	289	9.054	334	8.860
20	9.340	65	8.997	110	8.984	155	9.273	200	9.160	245	8.842	290	8.757	335	9.198
21	9.039	66	9.296	111	8.984	156	8.974	201	8.864	246	9.136	291	8.752	336	8.964
22	9.036	67	8.996	112	9.946	157	9.273	202	8.863	247	8.840	292	9.685	337	9.359
23	9.330	68	9.296	113	8.983	158	8.974	203	9.159	248	9.134	293	8.742	338	9.142
24	9.029	69	8.996	114	9.282	159	8.974	204	8.863	249	8.839	294	9.027	339	9.133
25	9.330	70	8.996	115	8.982	160	9.935	205	9.158	250	8.838	295	8.733	340	10.098
26	9.029	71	9.295	116	9.281	161	8.973	206	8.862	251	9.132	296	9.020	341	9.104
27	9.003	72	8.995	117	8.981	162	9.273	207	8.862	252	8.836	297	8.726	342	9.380
28	9.624	73	9.295	118	8.981	163	8.872	208	9.811	253	9.130	298	8.722	343	9.030
29	9.003	74	8.995	119	9.280	164	9.168	209	8.861	254	8.835	299	9.008	344	9.262
30	9.303	75	8.995	120	8.980	165	8.872	210	9.156	255	8.834	300	8.713	345	8.962
31	9.003	76	9.615	121	9.279	166	8.872	211	8.860	256	9.779	301	9.004	346	8.960
32	9.301	77	8.994	122	8.979	167	9.167	212	9.155	257	8.832	302	8.715	347	9.253
33	9.001	78	9.294	123	8.978	168	8.871	213	8.859	258	9.125	303	8.715	348	8.941
34	9.001	79	8.994	124	9.597	169	9.167	214	8.859	259	8.830	304	9.650	349	8.603
35	9.301	80	9.293	125	8.978	170	8.871	215	9.153	260	9.123	305	8.717	350	7.127
36	9.001	81	8.993	126	9.277	171	8.871	216	8.857	261	8.828	306	9.009	351	7.127
37	9.301	82	8.993	127	8.978	172	9.483	217	9.152	262	8.827	307	8.719	352	7.891
38	9.001	83	9.292	128	9.277	173	8.871	218	8.856	263	9.120	308	9.010	353	7.127
39	9.001	84	8.992	129	8.977	174	9.166	219	8.856	264	8.824	309	8.720	354	7.365
40	9.965	85	9.292	130	8.977	175	8.870	220	9.466	265	9.117	310	8.721	355	7.127
41	9.000	86	8.992	131	9.276	176	9.166	221	8.855	266	8.822	311	9.013	356	
42	9.300	87	8.992	132	8.977	177	8.870	222	9.149	267	8.821	312	8.724	357	
43	9.000	88	9.955	133	9.276	178	8.870	223	8.854	268	9.427	313	9.015	358	
44	9.300	89	8.991	134	8.977	179	9.165	224	9.148	269	8.818	314	8.726	359	
45	9.000	90	9.291	135	8.976	180	8.869	225	8.852	270	9.110	315	8.727	360	

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 27% CPR for Life
- 6-Month LIBOR is 2.14% for Life
- Bonds are adjusted for Actual/360 basis
- Fees include Servicing, MI, and amounts payable to the Class IA-IO Note

SALOMON SMITH BARNEY
A member of citigroup

Group 1 Pool Cap Table – 6-month LIBOR @ 20.00% for Life

Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon	Pd	Coupon
1	17.647	46	12.174	91	12.289	136	13.770	181	13.186	226	12.902	271	12.979	316	13.750
2	7.304	47	12.582	92	12.702	137	12.440	182	12.763	227	13.335	272	13.413	317	12.862
3	7.235	48	12.178	93	12.295	138	12.857	183	12.766	228	12.908	273	12.981	318	13.290
4	7.935	49	12.586	94	12.298	139	12.445	184	14.137	229	13.341	274	12.981	319	12.861
5	7.150	50	12.182	95	12.711	140	12.863	185	12.772	230	12.912	275	13.414	320	13.288
6	7.449	51	12.187	96	12.305	141	12.450	186	13.201	231	12.914	276	12.982	321	12.857
7	8.337	52	13.495	97	12.718	142	12.453	187	12.778	232	14.300	277	13.415	322	12.854
8	8.788	53	12.191	98	12.311	143	12.871	188	13.207	233	12.918	278	12.982	323	13.279
9	8.454	54	12.600	99	12.314	144	12.457	189	12.784	234	13.351	279	12.982	324	12.847
10	8.407	55	12.196	100	13.638	145	12.875	190	12.787	235	12.922	280	14.373	325	13.270
11	8.691	56	12.604	101	12.321	146	12.463	191	13.216	236	13.355	281	12.982	326	12.835
12	8.492	57	12.200	102	12.735	147	12.466	192	12.793	237	12.926	282	13.414	327	12.827
13	11.150	58	12.202	103	12.328	148	13.805	193	13.223	238	12.928	283	12.981	328	14.190
14	11.011	59	12.611	104	12.743	149	12.472	194	12.799	239	13.360	284	13.412	329	12.804
15	11.018	60	12.207	105	12.335	150	12.890	195	12.802	240	12.931	285	12.979	330	13.254
16	12.210	61	12.616	106	12.339	151	12.476	196	14.177	241	13.364	286	12.978	331	12.854
17	11.092	62	12.211	107	12.754	152	12.894	197	12.809	242	12.935	287	13.409	332	13.317
18	11.609	63	12.214	108	12.346	153	12.480	198	13.239	243	12.937	288	12.974	333	12.930
19	11.251	64	13.525	109	12.761	154	12.483	199	12.815	244	14.325	289	13.405	334	12.984
20	11.752	65	12.218	110	12.353	155	12.901	200	13.246	245	12.941	290	12.970	335	13.494
21	11.379	66	12.628	111	12.357	156	12.487	201	12.822	246	13.374	291	12.968	336	13.169
22	11.421	67	12.223	112	13.685	157	12.905	202	12.825	247	12.944	292	14.354	337	13.786
23	11.885	68	12.633	113	12.365	158	12.491	203	13.256	248	13.378	293	12.961	338	13.148
24	11.635	69	12.228	114	12.781	159	12.493	204	12.832	249	12.948	294	13.389	339	13.259
25	12.038	70	12.231	115	12.372	160	13.834	205	13.263	250	12.950	295	12.944	340	14.843
26	11.652	71	12.641	116	12.789	161	12.498	206	12.839	251	13.383	296	13.361	341	13.611
27	11.809	72	12.236	117	12.380	162	12.917	207	12.842	252	12.953	297	12.915	342	14.379
28	12.642	73	12.646	118	12.385	163	12.712	208	14.222	253	13.387	298	12.898	343	14.419
29	11.858	74	12.241	119	12.802	164	13.139	209	12.849	254	12.956	299	13.309	344	15.960
30	12.332	75	12.244	120	12.393	165	12.717	210	13.281	255	12.958	300	12.860	345	15.442
31	11.937	76	13.091	121	12.810	166	12.720	211	12.857	256	14.348	301	13.288	346	15.437
32	12.337	77	12.249	122	12.401	167	13.147	212	13.289	257	12.961	302	12.860	347	15.941
33	11.993	78	12.660	123	12.406	168	12.725	213	12.864	258	13.395	303	12.860	348	15.397
34	12.007	79	12.254	124	13.264	169	13.152	214	12.868	259	12.964	304	14.238	349	14.548
35	12.419	80	12.665	125	12.410	170	12.730	215	13.301	260	13.398	305	12.860	350	12.934
36	12.041	81	12.260	126	12.826	171	12.733	216	12.875	261	12.967	306	13.288	351	12.934
37	12.444	82	12.262	127	12.415	172	13.614	217	13.309	262	12.969	307	12.860	352	14.320
38	12.045	83	12.674	128	12.831	173	12.738	218	12.882	263	13.402	308	13.290	353	12.934
39	12.100	84	12.268	129	12.420	174	13.166	219	12.884	264	12.971	309	12.862	354	13.365
40	13.407	85	12.680	130	12.422	175	12.744	220	13.776	265	13.405	310	12.863	355	12.934
41	12.112	86	12.274	131	12.839	176	13.171	221	12.889	266	12.974	311	13.292	356	
42	12.517	87	12.277	132	12.427	177	12.749	222	13.322	267	12.975	312	12.864	357	
43	12.115	88	13.596	133	12.844	178	12.752	223	12.894	268	13.871	313	13.292	358	
44	12.521	89	12.283	134	12.432	179	13.180	224	13.327	269	12.977	314	12.863	359	
45	12.172	90	12.695	135	12.435	180	12.757	225	12.900	270	13.411	315	12.863	360	

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 27% CPR for Life
- 6-Month LIBOR is 20.00% for Life
- Bonds are adjusted for Actual/360 basis
- Fees include Servicing, MI, and amounts payable to the Class IA-IO Note

SALOMON SMITH BARNEY
A member of citigroup

Group 1 REMIC NOTE SUMMARY (to Call)

Class IA-IO (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	0.95	0.95	**0.95**	0.95	0.95
First Principal Payment Date	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Last Principal Payment Date	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Principal Window (mths.)	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A

Class IA-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	16.48	4.60	**2.51**	1.81	1.24
First Principal Payment Date	12/25/01	12/25/01	**12/25/01**	12/25/01	12/25/01
Last Principal Payment Date	3/25/28	4/25/14	**11/25/08**	1/25/07	9/25/05
Principal Window (mths.)	316	149	**84**	62	46

Class IM-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.27	8.18	**4.69**	3.93	3.74
First Principal Payment Date	4/25/20	11/25/05	**1/25/05**	3/25/05	6/25/05
Last Principal Payment Date	3/25/28	4/25/14	**11/25/08**	1/25/07	9/25/05
Principal Window (mths.)	96	102	**47**	23	4

Class IM-2 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.27	8.18	**4.67**	3.83	3.49
First Principal Payment Date	4/25/20	11/25/05	**12/25/04**	1/25/05	3/25/05
Last Principal Payment Date	3/25/28	4/25/14	**11/25/08**	1/25/07	9/25/05
Principal Window (mths.)	96	102	**48**	25	7

Class IB-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.20	8.04	**4.56**	3.71	3.28
First Principal Payment Date	4/25/20	11/25/05	**12/25/04**	12/25/04	1/25/05
Last Principal Payment Date	3/25/28	4/25/14	**11/25/08**	1/25/07	9/25/05
Principal Window (mths.)	96	102	**48**	26	9

Group 1 REMIC NOTE SUMMARY (to Maturity)

Class IA-IO (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	0.95	0.95	**0.95**	0.95	0.95
First Principal Payment Date	N/A - N/A	N/A - N/A	N/A - N/A	N/A - N/A	N/A - N/A
Last Principal Payment Date	N/A - N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Principal Window (mths.)	N/A - N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A

Class IA-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	16.57	4.94	**2.74**	1.99	1.36
First Principal Payment Date	12/25/01	12/25/01	**12/25/01**	12/25/01	12/25/01
Last Principal Payment Date	4/25/30	8/25/25	**3/25/17**	8/25/13	7/25/10
Principal Window (mths.)	341	285	**184**	141	104

Class IM-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.45	8.77	**5.08**	4.24	4.06
First Principal Payment Date	4/25/20	11/25/05	**1/25/05**	3/25/05	6/25/05
Last Principal Payment Date	9/25/29	4/25/20	**11/25/12**	2/25/10	12/25/07
Principal Window (mths.)	114	174	**95**	60	31

Class IM-2 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.41	8.56	**4.93**	4.04	3.63
First Principal Payment Date	4/25/20	11/25/05	**12/25/04**	1/25/05	3/25/05
Last Principal Payment Date	5/25/29	2/25/18	**5/25/11**	1/25/09	2/25/07
Principal Window (mths.)	110	148	**78**	49	24

Class IB-1 (CPR)	0%	15%	**27%**	35%	45%
WAL (yrs.)	23.23	8.11	**4.61**	3.75	3.31
First Principal Payment Date	4/25/20	11/25/05	**12/25/04**	12/25/04	1/25/05
Last Principal Payment Date	10/25/28	7/25/15	**11/25/09**	10/25/07	3/25/06
Principal Window (mths.)	103	117	**60**	35	15

Group 2 NOTE SUMMARY (to Call)

Class IIA-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	10.08	3.02	**1.68**	0.96	0.70
First Principal Payment Date	12/25/01	12/25/01	**12/25/01**	12/25/01	12/25/01
Last Principal Payment Date	12/25/22	11/25/12	**2/25/09**	3/25/04	8/25/03
Principal Window (mths.)	253	132	**87**	28	21

Class IIM-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	17.89	7.49	**5.67**	4.91	3.35
First Principal Payment Date	1/25/15	9/25/05	**4/25/06**	3/25/04	8/25/03
Last Principal Payment Date	12/25/22	11/25/12	**2/25/09**	12/25/06	8/25/05
Principal Window (mths.)	96	87	**35**	34	25

Class IIM-2 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	17.89	7.49	**5.11**	3.96	3.00
First Principal Payment Date	1/25/15	9/25/05	**6/25/05**	12/25/04	3/25/04
Last Principal Payment Date	12/25/22	11/25/12	**2/25/09**	12/25/06	8/25/05
Principal Window (mths.)	96	87	**45**	25	18

Class IIB-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	17.89	7.49	**4.93**	3.59	2.67
First Principal Payment Date	1/25/15	9/25/05	**3/25/05**	8/25/04	12/25/03
Last Principal Payment Date	12/25/22	11/25/12	**2/25/09**	12/25/06	8/25/05
Principal Window (mths.)	96	87	**48**	29	21

Group 2 NOTE SUMMARY (to Maturity)

Class IIA-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	10.13	3.18	**1.80**	0.96	0.70
First Principal Payment Date	12/25/01	12/25/01	**12/25/01**	12/25/01	12/25/01
Last Principal Payment Date	5/25/28	4/25/22	**2/25/17**	3/25/04	8/25/03
Principal Window (mths.)	318	245	**183**	28	21

Class IIM-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	18.09	8.18	**6.18**	6.27	4.39
First Principal Payment Date	1/25/15	9/25/05	**4/25/06**	3/25/04	8/25/03
Last Principal Payment Date	2/25/27	7/25/21	**4/25/16**	12/25/12	4/25/10
Principal Window (mths.)	146	191	**121**	106	81

Class IIM-2 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	18.05	8.16	**5.61**	4.33	3.28
First Principal Payment Date	1/25/15	9/25/05	**6/25/05**	12/25/04	3/25/04
Last Principal Payment Date	3/25/26	2/25/21	**10/25/15**	12/25/11	6/25/09
Principal Window (mths.)	135	186	**125**	85	64

Class IIB-1 (CPR)	0%	15%	**25%**	35%	45%
WAL (yrs.)	18.04	8.13	**5.40**	3.95	2.94
First Principal Payment Date	1/25/15	9/25/05	**3/25/05**	8/25/04	12/25/03
Last Principal Payment Date	4/25/24	12/25/19	**9/25/14**	2/25/11	10/25/08
Principal Window (mths.)	112	172	**115**	79	59